Exhibit 4.73

Confidential

RSU/LTIP 2025

Restricted Stock Units/Long-Term Incentive Plan 2025 – Participants’ Guide

This Plan is intended to provide certain employees of Galapagos or its Affiliates and certain legal or natural persons providing services to Galapagos or an Affiliate the opportunity to receive Restricted Stock Units as a long-term incentive. Its purpose is to retain and encourage Participants to contribute to the performance of Galapagos and its Affiliates by aligning their financial interests with those of the shareholders.

1	Definitions

When used in this Plan, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

Affiliate

any affiliated company (“société liée” / “verbonden vennootschap”) as defined under Article 1:20 of the Code of Companies and Associations (as may be amended from time to time) and any other entity in which Galapagos has a direct or indirect interest and which is designated by the Board as being an Affiliate for purposes of this Plan;

Board	the Board of Directors of Galapagos;
Data Controller	Galapagos;
Data Processor

any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Schedule 1 for the implementation, administration and management of the Plan and the Share register and RSU register in electronic form;

Dealing Code	the dealing code of Galapagos, as amended from time to time;
Galapagos	Galapagos NV/SA, with its registered office at Generaal De Wittelaan L11, Bus A3 2800 Mechelen, Belgium on the Offer Date;
GDPR

Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation);

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Offer	the offer of Restricted Stock Units by Galapagos to the Participant as set out in the Offer Notification;
Offer Date	has the meaning given to it in the Offer Notification;
Offer Notification	the notification, either sent via email or made available through the Online Tool, whereby Galapagos communicates the details of the Offer;
Online Tool	a secured website allowing the Participants to have online access to all information relating to their RSUs;
Participant

an employee or any other legal or natural person providing services to Galapagos or an Affiliate, in each case as designated by Galapagos, who received an Offer Notification, or any Successor to whom Restricted Stock Units have been transferred in accordance with this Plan;

Personal Data	each item of information relating to an identified or identifiable Participant defined as personal data pursuant to the GDPR;
Plan	this Restricted Stock Units/Long-Term Incentive Plan 2025;
Refusal Form	the form, which may be electronic, via which the Participant may refuse the Offer from Galapagos in its entirety;
Refusal Period	the period during which a Participant must return the completed Refusal Form to Galapagos, as indicated in the Offer Notification;
RSU or Restricted Stock Unit	the right to receive from Galapagos one existing and/or new Share per RSU and/or a payment in cash per RSU, subject to the determination of Galapagos and in accordance with this Plan;
Share	an existing or newly issued ordinary share of Galapagos;
Successor

the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting	a Participant becoming unconditionally entitled to receive one Galapagos Share per Restricted Stock Unit or an equivalent amount in cash, subject to this Plan;

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Vesting Date	has the meaning given to it in the Offer Notification, it being understood that Vesting Date shall be construed to mean the plural where necessary.

2	Acceptance/refusal of the Restricted Stock Units

Each Participant is deemed to have accepted the Offer in its entirety after the receipt of the Offer Notification, except if the Participant refuses the Offer via submission of the Refusal Form within the Refusal Period. This Plan forms part of an agreement between the Participant and Galapagos. In the absence of refusal of the Offer, Participants unconditionally agree to be bound by the contents of this Plan and the Offer Notification.

A Participant is free to refuse the Offer. The Participant can only refuse all the Restricted Stock Units offered in the Offer Notification. Partial refusal shall be deemed to constitute a refusal of the Offer as a whole.

The mode of acceptance and refusal of the Offer is set out in the Offer Notification, including the deadline for refusing the Offer.

The Restricted Stock Units are offered for no consideration.

3	Nature and characteristics of the Restricted Stock Units
3.1	No shareholder rights

Restricted Stock Units do not confer any shareholder rights. For example, they do not confer any voting or dividend rights or the right to attend shareholders’ meetings.

3.2	Transferability

Except for transfers as a result of death (see Clause 7.2), Restricted Stock Units may not be transferred to any third party..

If the Participant is a legal person and if such Participant is going to cease to exist (for example in the event of a dissolution), Galapagos and such Participant will agree in due time on how to deal with such situation.

Restricted Stock Units shall not be encumbered with any security, pledge or other right.

4	Vesting of the Restricted Stock Units

Notwithstanding the services rules of Clause 7 and any accelerated Vesting set out in the Offer Notification, the Restricted Stock Units will vest on the Vesting Date specified in the Offer Notification.

If a Participant takes a sabbatical leave of a period exceeding six months, the relevant Vesting Date shall be deferred with a period of one year.

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In the event of Vesting and subject to this Plan, Galapagos will, at its own discretion:

(i)	deliver one Share per Restricted Stock Unit held by the Participant, as soon as reasonably practicable following the Vesting Date; or
(ii)	make a payment in cash to the Participant of an amount equivalent to the volume weighted average price of the Share on Euronext Brussels over the 30-calendar day period preceding the Vesting Date multiplied by the number of Restricted Stock Units, as soon as reasonably practicable following the Vesting Date.

The terms of such delivery and/or payment will be determined by Galapagos in advance of the Vesting Date and will be communicated in due time to each Participant, who will be required to comply with such terms.

5	Nature and characteristics of the underlying Shares
5.1	General

If Galapagos elects to deliver Shares upon Vesting of the Restricted Stock Units, these Shares shall be, at the discretion of Galapagos:

(iii)	existing ordinary Shares of Galapagos; or
(iv)	new Shares to be issued in consideration for the payment by each Participant of a subscription price of 0.01 euro per Share.

Galapagos will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

The increase in Galapagos' share capital, if any, corresponding to the issue of new Shares in the framework of the Plan will be recorded by notarial deed. The Participants shall be required to comply with the necessary formalities applicable to the capital increase. These will be communicated in due time in advance of the Vesting.

5.2	Dividends

Any Shares delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such Shares decided by Galapagos after the Vesting Date.

5.3	Transferability

Unless agreed otherwise between the Participant and Galapagos, any Shares delivered upon vesting of the Restricted Stock Units are not subject to any transfer restrictions under the rules of the Plan.

6	Expenses and taxes
6.1	All costs related to the attribution of the Restricted Stock Units and the delivery of any underlying Shares will be borne by Galapagos.
6.2	However, Participants will be solely responsible for any taxes (including but not limited to income taxes, capital gains taxes, stock exchange taxes and taxes on securities accounts) and personal social security charges due in connection with (i) the Offer and Vesting of the Restricted Stock Units and (ii) the delivery and ownership of any underlying Shares, in accordance with applicable tax and social security laws.

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The Participants shall also pay a subscription price of 0.01 euro per Share if Galapagos elects to deliver new Shares, in accordance with Clause 5.1.

6.3	Galapagos may either (i) require that the Participants pay, or (ii) withhold from any payment or delivery of Shares at any time any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.
7	Situation upon termination of mandate
7.1	End of employment contract or mandate as self-employed

If a Participant is dismissed based on any grounds for dismissal attributable to the Participant1 (irrespective of the fact that such termination is established in a document signed by both Parties), resigns, retires or if his/her definite duration employment or management agreement with Galapagos or with an Affiliate comes to an end and is not renewed or transferred to another Affiliate, all Restricted Stock Units held by the Participant on the date of his/her dismissal, resignation, retirement or the end of employment or management agreement and that have not yet vested will automatically become null and void.

Shares already held by a Participant, as a result of the Vesting of Restricted Stock Units before the date of his/her dismissal, resignation, retirement or the end of employment or management agreement, will not be affected.

The same will apply if the service relationship between a legal or natural person providing services to Galapagos or an Affiliate and Galapagos or such Affiliate comes to an end for reasons other than as mentioned in Clause 7.2 or in the Offer Notification.

7.2	Death or permanent disability

In the event of permanent disability or death, all Restricted Stock Units shall vest in full on the next Vesting Date (or on such earlier date as determined by Galapagos) and any underlying Shares shall be transferred to the Participant, or his/her Successor in the event of death, as the case may be.

The notion of “permanent disability” is to be defined by reference to the law governing the employment relationship and the applicable social security regime, or alternatively, by the pension rules in the relevant jurisdiction or, if applicable, management contract of the Participant.

In the event of a Participant's death, any Successor acquiring the Restricted Stock Units shall inform Galapagos or its Affiliate of the Participant's death as soon as possible.

8	Amendment to the capital structure and anti-dilution measures
8.1	Corporate changes

Galapagos expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers and (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

1 Any grounds for dismissal attributable to the Participant includes, but are not limited to, a termination for urgent reasons within the meaning of the applicable legislation, termination for misconduct or for any breach by the Participant in the performance of his/her employment or management agreement.

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In the event that any such corporate change would have a materially unfavourable impact on the Restricted Stock Units, Galapagos may decide in its sole discretion to adjust the Plan for the purpose of safeguarding the interests of the holders of Restricted Stock Units, subject to any required action by the Shareholders' Meeting of Galapagos. The terms of such adjustment will be communicated to the Participants in due time.

8.2	Public takeover bid – Change of control

In any of the following events:

(i)	the FSMA publishes a notice stating that a public takeover bid has been launched on Galapagos, as referred to under Article 7 of the Belgian Royal Decree of 27 April 2007 on public takeover bids (or any succeeding provision);
(ii)	the FSMA publishes a notice stating that a squeeze-out has been launched on Galapagos, as referred to under Article 7 of the Belgian Royal Decree of 27 April 2007 on squeeze-outs (or any succeeding provision); or
(iii)	the control or the absence of control exercised over Galapagos changes (the notion of control being defined by Articles 1:14 to 1:18 of the Belgian Code of Companies and Associations (or any succeeding provisions)),

Galapagos may decide in its sole discretion to adjust the Plan for the purpose of safeguarding the interests of the holders of Restricted Stock Units, subject to any required action by the shareholders' meeting of Galapagos. Such adjustment may, without limitation and at the discretion of Galapagos, consist in the cancellation of the Restricted Stock Units and the payment of their fair market value to the Participants or in the accelerated Vesting of the Restricted Stock Units.

9	Insider dealing rules

The Participants shall comply at all times with the Dealing Code, as well as applicable laws prohibiting insider dealing.

10	Electronic register, electronic evidence and electronic delivery
10.1	Electronic Share register and register of Restricted Stock Units

The Restricted Stock Units and any Shares resulting from the vesting of such Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by Galapagos to a third party.

10.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, Galapagos, Affiliates and any third party to which powers have been sub-delegated by Galapagos for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by Galapagos, Affiliates and any third party to which powers have been sub-delegated by Galapagos for the administration of the Plan, will constitute conclusive evidence between the Participant, Galapagos, Affiliates and any third party to which powers have been sub-delegated by Galapagos for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

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10.3	Electronic delivery

All subsequent information relating to the Restricted Stock Units will be communicated by electronic means, including e-mails to the Participants and postings on Galapagos’ website or intranet. Such information may include, amongst others, financial information concerning Galapagos. In order to access such information, Participants will be required to access Galapagos e-mail system, website and/or intranet, unless otherwise specified by Galapagos. Via the receipt of the Offer Notification, Participants are deemed to acknowledge that they have such access to the e-mail system of Galapagos, as well as to Galapagos’ website and intranet and ordinarily use them in the ordinary course of their mandate. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to incentives@glpg.com.

11	Modification of the Plan

Galapagos may unilaterally modify at any time the practical and/or accessory modalities of the Plan. It may also unilaterally modify the Plan when such modifications are required to comply with any change in legislation.

12	Nature of the Plan

Notwithstanding any provisions to the contrary included in this Plan, the Offer Notification, the Refusal Form or any other document relating to the Plan:

(v)	the Offer of Restricted Stock Units and/or the subsequent delivery of any Shares to the Participant in the framework of the Plan is unrelated to his/her pension rights or pension claims, if any, unless specifically provided otherwise in applicable legislation or the terms and conditions of the applicable pension plan;
(vi)	this Plan, the Offer Notification, the Refusal Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment or other contractual relationship for any period of specific duration or interfere with or otherwise restrict in any way the rights of Galapagos or its Affiliates to terminate the Participant’s employment or other contractual relationship according to the applicable regulations in respect of termination thereof;
(vii)	the Offer of Restricted Stock Units cannot be considered as a right acquired for the future; and
(viii)	any rights and entitlements pursuant to this Plan are granted on a discretionary basis. Repeated grants do not entitle any Participant to any future grant. Grants remain in the complete discretion of Galapagos. In particular, Galapagos reserves the right to determine the scope of beneficiaries and the conditions of the Plan in relation to any further grant.
13	Privacy and processing of Personal Data

See Schedule 1.

14	Confidentiality

The existence, subject matter and terms of the Plan (or any agreement entered into pursuant to the Plan) are confidential and the Participants are prohibited from disclosing all or any part of the Plan, or its existence, at any time, unless the disclosure is required by law or by any court of competent jurisdiction.

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15	Severability

If any provision in this Plan is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this Plan, and the legality, validity or enforceability of the remainder of this Plan will not be affected.

16US Restrictions

The RSUs and any Shares delivered upon Vesting (if any) have not been and will not be registered under the U.S. Securities Act of 1933 (as amended, the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Furthermore, any Shares delivered upon Vesting (if any) are deemed to be restricted securities in accordance with Rule 144 under the Securities Act. As such, such Shares may not be resold on a U.S. market or exchange (including Nasdaq) for a period of six months after Vesting.

17	Applicable law - Jurisdiction

The Restricted Stock Units and this Plan are governed by Belgian law.

Any dispute arising out of or in connection with the Plan, including the Restricted Stock Units, the Offer Notification, the Refusal Form and this Plan will be settled by the courts set out in the Offer Notification.

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Schedule 1– Privacy and processing of Personal Data

To enable the proper set-up and management of the Plan and the RSU register, Personal Data about each Participant will need to be collected and used. This Schedule sets out the obligations of Galapagos and the rights of Participants regarding any such collection and use, and provides the legally required information in this respect.

1	Identity of the person responsible for your Personal Data

Galapagos NV is the so-called “Data Controller”, which is responsible for the collection and processing of Personal Data as is necessary for the setting-up and management of the Plan and the RSU register of Galapagos in electronic form, including for reporting purposes.

2	Why and how Personal Data is collected and used

The Personal Data will either be collected via e-mail, the Online Tool or Galapagos’ HR IS system. It will be used exclusively for the purposes of the administration of the Plan and the maintenance of the RSU register of Galapagos in electronic form.

The Personal Data collected in the context of the Plan and the RSU Register will be stored for a period as long as necessary under applicable law, i.e. a period of at least ten years and as long as required pursuant to financial audit requirements.

The Data Controller and any Data Processor will collect and process the Participants’ Personal Data in accordance with the GDPR and this Schedule.

3	Nature of the Personal Data

The following Personal Data relating to the Participants will be collected and used:

(ix)	their contact details (e.g. names*, private/professional* (e-mail) addresses/phone numbers);
(x)	electronic identification data;
(xi)	personal characteristics (i.e. date of birth* or date of incorporation);
(xii)	financial data (e.g. details regarding bank account); and
(xiii)	details of all information relating to Restricted Stock Units awarded, cancelled, vested, unvested or outstanding.
4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	the provider of the Online Tool;
(ii)	payroll operators;
(iii)	regulatory authorities for the purposes of complying with legal obligations in connection with the Plan; and
(iv)	any member of the Galapagos group for the administration and management of the Plan.

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Such recipients may be located in jurisdictions outside the European Economic Area (“EEA”) that may not provide an adequate level of personal data protection. The Data Controller relies upon an adequacy decision and/or has implemented a legally valid data transfer mechanism and put in place suitable safeguards to ensure that any such transfer of personal data outside the EEA is done in compliance with the GDPR, namely through the conclusion of the EU standard contractual clauses approved by the Commission prior to any such transfer.

5	Legal basis allowing Galapagos to collect and use Personal Data

The processing of Personal Data of the Participants by the Data Controller in the context of this Plan is necessary for the performance of the contractual arrangements between the Participants and the Data Controller referred to in the introduction of this Plan (i.e. providing certain members of the Executive Committee and certain employees of Galapagos the opportunity to receive Restricted Stock Units as an incentive). Failure by the Participant to provide the necessary and accurate Personal Data will result in the impossibility for Galapagos to perform part of its contractual arrangements towards the Participants.

The Data Controller can also process Personal Data of the Participants to comply with its legal obligations towards the regulatory authorities.

6	Rights of the Participants

The Participant can exercise his/her right to request access to and rectification or, in certain circumstances, erasure of his/her Personal Data or restriction of processing concerning the Participant or to object to processing as well as the right to data portability by sending a written request to dpo@glpg.com.

If Participants are not satisfied with how Galapagos processes their Personal Data, they may contact Galapagos through dpo@glpg.com. They also have the right to make a complaint to the Belgian Data Protection Authority.